FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  May 12, 2005

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD & A"), the interim financial statements and MD & A, or both.  Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned.  Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery.  In order to provide your consent, please complete our Consent to Electronic Delivery form at www.pctc.com/PCTCPortal/Public/ConsentForm.aspx.  Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

ALMADEN MINERALS LTD.

Please select one or both of the following options:

              Annual Financial Statements & MD & A

              Quarterly Financial Statements & MD & A

Name:

Address:

                            Street Name & Number                                                                               Apt. or Suite

City                                                            Prov or State                                          Country                                               Postal or Zip Code

Email Address:

Preferred Method of Communication: Email:          or Mail:

*Signature:

Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOORf

VANCOUVER,  BC

V6C 3B8

OR BY FAX TO:  604-689-8144

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information.  The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8.   PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
December 31,
(Expressed in Canadian dollars)

	2004	2003
ASSETS

CURRENT
Cash and cash equivalents	$ 4,125,706	$ 4,838,914
Accounts receivable and prepaid expenses	213,176	105,106
Marketable securities (Note 4)	504,754	369,286
Inventory (Note 5)	274,768	274,768
TOTAL CURRENT ASSETS	5,118,404	5,588,074
PROPERTY, PLANT AND EQUIPMENT (Note 6)	575,142	474,521
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 7)	4,440,229	4,197,675
TOTAL ASSETS	$ 10,215,275	$ 10,341,770

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 79,134	$ 49,625
Deferred exploration advances (Note 8)	-	58,011
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	458,787	487,289

SHAREHOLDERS' EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 9)
31,142,767 shares - December 31, 2004
27,627,079 shares - December 31, 2003	25,258,538	21,476,722
Subscription for shares (Note 9)	-	1,699,435
Contributed surplus (Note 9)	1,598,354	374,525
Deficit accumulated during the exploration stage	(17,100,404)	(13,696,201)
TOTAL SHAREHOLDERS' EQUITY	9,756,488	9,854,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,215,275	$ 10,341,770

COMMITMENTS AND CONTINGENCIES (Note 16)

ON BEHALF OF THE BOARD:

(Signed) Duane Poliquin	(Signed) James E. McInnes
Duane Poliquin, Director	James E. McInnes, Director

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2004	2004	2003	2002

REVENUE
Mineral properties	$ 814,380	$ 104,027	$ 26,335	$ 20,815
Interest income	865,197	74,265	34,267	40,251
Other income	194,795	64,604	49,628	61,472
	1,874,372	242,896	110,230	122,538

EXPENSES
General and administrative
expenses (Schedule 1)	5,150,432	705,826	605,763	598,753
General exploration expenses	2,829,257	539,794	439,503	332,485
Write-down of interests in
mineral properties	7,417,900	903,358	105,666	2,180,738
Stock option compensation (Note 9)	1,616,783	1,234,783	220,000	162,000
	17,014,372	3,383,761	1,370,932	3,273,976
	(15,140,000)	(3,140,865)	(1,260,702)	(3,151,438)
WRITE-DOWN OF MARKETABLE
SECURITIES	(117,276)	(117,276)	-	-
(LOSS) GAIN ON SALE OF
SECURITIES	(1,693,120)	(117)	13,980	(54,980)
GAIN (LOSS) ON SALE OF PROPERTY,
PLANT AND EQUIPMENT	1,410	(12,800)	-	15,144
FOREIGN EXCHANGE LOSS	(151,418)	(133,145)	(79,583)	(6,751)
LOSS BEFORE INCOME TAXES	(17,100,404)	(3,404,203)	(1,326,305)	(3,198,025)
INCOME TAX RECOVERY	338,400	338,400	-	-
NET LOSS	(16,762,004)	(3,065,803)	(1,326,305)	(3,198,025)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, BEGINNING OF PERIOD	-	(13,696,201)	(12,369,896)	(9,171,871)
RENOUNCEMENT OF TAX
DEDUCTIBILITY RELATING TO
FLOW-THROUGH SHARES	(338,400)	(338,400)	-	-
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, END OF PERIOD	$(17,100,404)	$ (17,100,404)	$(13,696,201)	$(12,369,896)

NET LOSS PER SHARE
Basic and fully diluted		$ (0.11)	$ (0.06)	$ (0.16)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING		30,232,499	23,378,693	19,524,034

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2004	2004	2003	2002

OPERATING ACTIVITIES
Net loss	$(17,100,404)	$ (3,065,803)	$ (1,326,305)	$ (3,198,025)
Items not affecting cash
Income tax recovery	-	(338,400)	-	-
Depreciation	408,595	60,326	38,852	43,166
Loss (gain) on marketable securities	1,693,120	117	(13,980)	54,980
Write-down of marketable securities	117,276	117,276	-	-
Write-down of interests in mineral properties	7,417,900	903,358	105,666	2,180,738
Stock-option compensation	1,616,783	1,234,783	220,000	162,000
(Gain) loss on sale of property, plant and equipment	(1,410)	12,800	-	(15,144)
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(218,652)	(108,070)	30,979	(29,281)
Accounts payable and accrued liabilities	44,032	29,509	(12,189)	(66,052)
Deferred exploration advances	-	(58,011)	58,011	-
Mineral taxes payable	(669)	-	(12,800)	12,131
	(6,020,131)	(1,212,115)	(911,766)	(855,487)

FINANCING ACTIVITIES
Issuance of shares, net of share issue costs	22,695,297	2,071,427	5,779,301	2,378,605

INVESTING ACTIVITIES
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	-	(5,000)
Marketable securities
Purchases	(4,437,414)	(162,227)	(352,526)	(575,226)
Net proceeds	4,135,331	184,916	597,294	410,860
Property, plant and equipment
Purchases	(997,114)	(173,747)	(247,879)	(200,443)
Proceeds	62,287	-	-	48,587
Mineral properties
Costs	(10,982,973)	(1,421,462)	(990,477)	(873,935)
Gold sales	362,906	-	-	362,906
Net proceeds	1,008,999	-	-	-
Incorporation costs	(3,298)	-	-	-
	(12,549,460)	(1,572,520)	(993,588)	(832,251)
NET CASH INFLOW (OUTFLOW)	4,125,706	(713,208)	3,873,947	690,867
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	4,838,914	964,967	274,100
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 4,125,706	$ 4,125,706	$ 4,838,914	$ 964,967

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

ALMADEN MINERALS LTD.				Schedule 1
(An exploration stage company)
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2004	2004	2003	2002

Bad debts	$ 130,551	$ -	$ -	$ -
Bank charges and interest	44,868	6,392	5,823	4,732
B.C. mineral taxes	36,897	-	36,897	-
Depreciation	408,595	60,326	38,852	43,166
Employee benefits	10,512	-	-	-
Insurance	31,872	6,446	6,035	5,826
Management services	16,775	-	-	-
Office and licenses	1,000,553	116,763	112,087	97,255
Professional fees	1,909,392	182,995	201,356	222,950
Rent	508,001	103,178	89,168	87,208
Stock exchange fees	198,525	24,441	21,930	55,196
Telephone	146,501	15,026	14,212	12,686
Transfer agent fees	156,414	13,783	11,674	12,437
Travel and promotion	547,678	176,476	67,729	57,297
Write-off of incorporation costs	3,298	-	-	-
	$ 5,150,432	$ 705,826	$ 605,763	$ 598,753

ALMADEN MINERALS LTD.			Schedule 2
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception
(Expressed in Canadian dollars)

	Number	Price	Amount

For cash upon incorporation	1	$ 1.00	$ 1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990 #	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992 (carried forward)	5,122,165		2,639,459
Balance December 31, 1992 (brought forward)	5,122,165		$ 2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08 - 1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40 - 1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43 - 1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66 - 2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14 - 3.53	1,013,371
Balance December 31, 1997 (carried forward)	10,316,617		11,797,014
Balance December 31, 1997 (brought forward)	10,316,617		$ 11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		$ 25,258,538

ALMADEN MINERALS LTD.

(the "Company")

Suite 1103 -750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Facsimile: (604) 689-7645

INFORMATION CIRCULAR

as at and dated April 4, 2005

(unless otherwise noted)

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Enclosed Proxy is Being Solicited by Management of The Company

This Information Circular is furnished in connection with the solicitation of proxies by the management of Almaden Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on May 18, 2005, and at any adjournment thereof.  The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  No director of the Company has informed management in writing that he or she intends to oppose any action intended to be taken by management at the meeting.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed form of proxy are directors or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE  SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXY HOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF MANAGEMENT'S NOMINEES NAMED IN THE ATTACHED FORM OF PROXY IS APPOINTED AS PROXY HOLDER, THE SHARES REPRESENTED BY SUCH PROXY SHALL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS. AT THE DATE OF THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE PRESENTED TO THE MEETING.

SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 830 -625 Howe Street, Vancouver, B.C.  V6C 3B8, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment thereof.

Any shareholder returning the enclosed form of proxy may revoke it at any time if it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a member or his attorney authorized in writing or, if the  shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment thereof, and upon either of such deliveries the proxy is revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.  In accordance with the requirements of applicable securities law, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Pacific Corporate Trust Company, 830-625 Howe Street, Vancouver, B.C. V6C 3B8  or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or  executive officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or  executive officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter, other than the election of directors or the appointment of auditors,  to be acted upon at the Meeting other than as disclosed under the heading "Statement of Executive Compensation".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. There is one class of shares only. There are issued and outstanding 31,172,767 Common Shares as at April 4, 2005.

The directors of the Company have determined that all shareholders of record as of April 13, 2005 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote will have one vote and on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The members will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Present Office Held	Director / Officer Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised *	Principal Occupation During the Past Five Years
DUANE POLIQUIN Director and President Chief Executive Officer	February 1, 2002	1,661,174	Registered Professional Geological Engineer; President, Director and CEO of the Company
JAMES E. McINNES(1) Director	February 1, 2002	404,060	Businessman; Director of the Company; President and Director of Horseshoe Gold Mining Inc; President and Director of Williams Creek Explorations Limited
JOHN (JACK) McCLEARY (2) Director	February 1, 2002	188,650	Registered Professional Geologist; President and Director of Troymin Resources Ltd. to April 2003; Director of Santoy Resources Ltd. (formerly Troymin Resources Ltd.)
MORGAN POLIQUIN(2) Director	February 1, 2002	377,679	Registered Professional Geological Engineer; Director of Williams Creek Explorations Limited
GERALD G. CARLSON (1) Director	February 1, 2002	1,000	President of Copper Ridge Explorations Inc.; Director of Nevada Star Resources Corp.; Chairman of IMA Exploration Inc.; Director of Dentonia Resources Ltd.; Director of Orphan Boy Resources Inc.

JOE MONTGOMERY Director	February 1, 2002	Nil

Professional Geological Engineer; Director of Abitibi Mining Corp.; Director of Sedex Mining Corp.; Director of Anglo Minerals Ltd.; Director of Better Resources Ltd.; Director of Comcorp Ventures Inc.; Director of Klondike Gold Corp.

DONALD M. LORIMER(1) (2) Director	November 17, 2003	10,000	Portfolio Manager, Odlum Brown Ltd.

*

as of  April 4, 2005.

(1)

Denotes a member of the Audit Committee.
(2)           Denotes a member of the Corporate Governance Committee

All of the nominees are ordinarily residents of British Columbia, Canada.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)

is, as at the date of this information circular  or has been, within the 10 years before the date of this information circular, a director or executive officer  of any company, that, while the person was acting in that capacity:

(i)

was the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or  compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold  his assets.

STATEMENT OF EXECUTIVE COMPENSATION

See Form 51-102F6 attached to this Information Circular as Schedule A.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

There are no equity compensation plans of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the directors or  executive officers of the Company, proposed nominees for election as directors of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries nor is there indebtedness to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company or any of its subsidiaries at any time since the beginning of the last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

Indebtedness Under Securities Purchase and Other Programs

None of the directors or executive officers of the Company , proposed nominee for election as directors of the Company, and no associate or affiliates of any of them is or has been indebted the Company or any of its subsidiaries under any Securities Purchase or other programs.

DIRECTORS' AND OFFICERS' INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia).  The Company has not obtained any insurance coverage for such indemnity.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or subsidiary.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has no employment contract with the Named Executive Officers nor any compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive any money from the Company or its subsidiaries in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officers' responsibilities following a change in control.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company beneficially holding more than 10% of the outstanding voting securities of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Statement of Executive Compensation" or as a potential grantee of an option or options under  the Amended Plan referenced under the Heading "Proposed Amendment to Stock Option Plan".

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company.  It is proposed that the Board of Directors be authorized to fix the remuneration to be paid to the auditor of the Company. Deloitte & Touche LLP was appointed the Company's auditors in February 2002.

PARTICULARS OF MATTERS TO BE ACTED UPON

Proposed Amendment to Stock Option Plan

The TSX, effective January 1, 2005, adopted a number of amendments to the TSX Company Manual (referred to herein as the "TSX Amendments"), including amendments with respect to the TSX's policies and requirements regarding security based compensation arrangements. The TSX Amendments permits, among other things, "rolling maximum" or "evergreen" plans which fix a maximum number of shares issuable thereunder as a percentage of the issued and outstanding securities.  The Company's present Option Plan was created with the approval (effective December 20, 2001) of the shareholders of the predecessor companies, became effective at the time of the listing of the Company's shares on the TSX (as an amalgamated company) and was limited to 1,000,000 shares (the "Plan").  At the Company's 2002 AGM (June 28, 2002), the Plan was amended to increase the number of options to purchase shares of the Company to 2,000,000 shares.  At the annual general meeting of the Company (June 4, 2004) the Plan was further amended to increase the number of shares on which options could be granted to 2,900,000 shares. Both amendments were approved by disinterested shareholder vote and approved by the TSX.

Under the prior policies of the TSX, "disinterested shareholder vote", is a majority of votes cast at the meeting other than votes attached to securities beneficially owed by insiders and affiliates of insiders of the Company to whom shares may be issued pursuant to such grants, and associates of such persons, if the grants of stock options to insiders of the Company together with any other proposed stock options or stock option plans (among other things) involving the issuance or potential issuance of shares of the Company to one or more employees, insiders of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company, could result, at any time, in:

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the outstanding issue;

(b)

the issuance to insiders, within a one-year period, a number of shares exceeding 10% of the outstanding issue; and, or

(c)

the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

(collectively, the "Limitations").

The Plan does not contain the Limitations, accordingly, at the meeting, the shareholders approval of the Plan by was, on creation and for each amendment, by disinterested shareholder vote.

In order to update and restate the Plan in light of the TSX Amendments, the Board resolved to approve an amendment to the Plan (the "Amended Plan"), subject to appropriate shareholder and regulatory approval. The proposed Amended Plan changes the maximum number of Common Shares which may be issued from the current fixed maximum number of 2,900,000 Common Shares to a fixed maximum percentage of 10% (the "Percentage Limit") of the Common Shares issued and outstanding from time to time.

Among the objectives of the Amended Plan is to provide directors, officers, employees and service providers of the Company and its subsidiaries with a proprietary interest in the Company through the grant of options to purchase Common Shares of the Company.  By the grant of such options, the Company intends to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share the responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company and to provide a means through and by which the Company may attract able persons to join the board, management and employment by the Company.

In making the decision  to adopt and recommend to the shareholder the approval of the Amended Plan the Board considered a number of factors including the availability of option to attract and continue to retain and motivate qualified directors and employees and the number of options currently outstanding under the current Plan.  Under the current Plan, options to the maximum of the 2,900,000 shares (which, represents 9.3% of the issued and outstanding shares of the Company as at the date of this information circular) have been granted.  There are therefore no further shares available for grant of options under the Plan.  Of the options granted, options to acquire 110,000 shares have, as of the date of this Information Circular, been exercised.

Based on a review of these factors the Board determined that adoption of the Amended Plan is reasonable and in the best interests of the Company.  The Board is of the view that the use of a maximum percentage of the issued and outstanding  Common Shares (rather than a fixed maximum number) will ensure that a reasonable percentage of Common Shares are available for the grant of options by taking into account future issuances of Common Shares.

Under the Amended Plan the Board or a Committee of the Board may by resolution grant options to directors, officers, employees and service providers of the Company, provided that the maximum number of Common Shares reserved for issuance upon the exercise of the options granted under the Amended Plan, together with any shares reserved for issuance under the Plan cannot exceed the Percentage Limit. For greater certainty, in the event options (whether granted under the Plan or the Amended Plan) are exercised, the Board may grant an equivalent number of new options under the Amended Plan and thus the Company may continue to grant options under the Plan even after the Amended Plan has received shareholder and regulatory approval.  Subject to the Percentage Limit, there is no maximum percentage of shares which may be granted under option to any person including Insiders of the Company except as follows:

(i)

the number of Shares reserved for issuance pursuant to options to any one consultant shall not exceed 2% of the issued Shares in any 12-month period, and

(iii)

the aggregate number of Shares reserved for issuance pursuant to options to persons employed to provide investor relations activities shall not exceed 2% of the issued Shares in any 12-month period;

There are no vesting restrictions except under options granted to consultants performing investor relations activities where such options shall vest in stages over 12 months with no more than1/4 of such options vesting in any 3 month period.

No financial assistance will be granted by the Company to optionees to exercise options granted under the Plan or Amended Plan.

Except as to a Qualified Successor or as otherwise permitted by applicable securities laws, Options are non-assignable and non-transferable. "Qualified Successor" means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a "permitted assign" as that term is defined in  MI 45-105;

Under the Amended Plan the exercise price of the options shall be not less than the "Market Price" of the Common Shares at the date of granting such options.  "Market Price" shall mean the volume weighted average trading price of the Common Shares on the TSX, calculated by dividing the total value by the total volume of Common Shares traded, for the five trading days immediately preceding the say on which the option is granted.  In the event that the Common Shares did not trade on the TSX during the said five days, Market Price shall mean the weighted average trading price of the Common Shares on the TSX for the thirty trading days immediately preceding the day on which the option is granted.

The maximum period during which an option may be exercised is five years from the date of grant.  The options may be exercised in whole or in part at any time during the term of the option.

Under the Amended Plan upon an optionee's employment with the Company being terminated for cause, any option not exercised terminates immediately.  If an optionee is a director and is removed from office, any option not exercised terminates immediately.  If an optionee becomes permanently disabled or dies, any option may be exercised for a period of twelve months after the date of permanent disability or death. If an optionee's employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending.

In the event of the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each optionee holding options under the Amended Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect.  No option shall be assignable except to a Qualified Successor (as defined in the Amended Plan agreement).

The Amended Plan contains a provision that amendments to the Amended Plan do not require shareholder approval or the approval of the participants therein, provided that such amendment shall not alter or impair any option previously granted under the Amended Plan, except as permitted to give effect to certain adjustments, and that such amendment has been approved by the TSX.

The TSX Amendments require that all unallocated options under the Amended Plan be approved by the Board of Directors, including a majority of the unrelated directors) and the shareholders every three years after the  institution  of the Amended Plan.  Shareholder approval must be by way of a duly called meeting (rather than by the written consent of an appropriate number of shareholders) and Insiders entitled to receive a benefit under the Amended Plan are not eligible to vote unless the Common Shares issued and issuable to Insiders of the Company under the Plan and the Amended Plan could not exceed 10% of the Company's total issued and outstanding Common Shares ("Insider Restriction").

The Amended Plan is subject to TSX approval The TSX has been asked to conditionally approve the Amended Plan subject to ratification by the shareholders at the Meeting as herein set forth. Such ratification and confirmation requires approval by resolution passed by a majority of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote on such resolution.  On the consideration of such resolution, by reason of the Insider Restrictions, Insiders will not be entitled to vote. To the knowledge of the Company, 2,757,890 shares of the Company are beneficially owned by Insiders (and their associates and affiliates) of the Company and are subject to Insider Restrictions.

Accordingly, shareholders will be asked to consider, and if deemed advisable, to confirm and ratify, with or without amendment, the following resolution:

"RESOLVED as an ordinary resolution that

1.

the maximum number of common shares of the Company (the "Common Shares") that may be issued under the Company's stock option plan be amended from the current fixed maximum number of 2,900,000 (the "Plan") to a fixed maximum percentage of 10 % of the Common Shares issued and outstanding from time to time pursuant to recent amendments to the Toronto Stock Exchange ("TSX") Company Manual which amendments became effective as of January 1, 2005 and which permit "evergreen plans";

2.

the directors of the Company are hereby authorized to make such other amendments to the Plan as the directors of the Company may, in their sole discretion , determine are necessary, desirable or useful as a consequences of the amendment set out above in paragraph 1 (the "Amended Plan") including, without limiting the generality thereof, authority, from time to time, to make amendments to the Amended Plan without approval of or further authority from the shareholders;

3.

the directors of the Company are hereby authorized and directed to execute and deliver an Amended Plan giving effect to the amendments authorized in paragraphs 1 and 2, in such form as the directors of the Company may in their sole discretion approve, such approval to be evidenced conclusively by the director's execution of the Amended Plan;

4.

that any one officer or director of the Company be authorized for and on behalf of the and in the name of the Company to do all such acts and to execute and deliver, whether under corporate seal or otherwise, all such documents, instruments and writings as in his sole secretion are necessary or desirable to give effect to the foregoing resolutions; and

5.

notwithstanding the passage of this resolution by the shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Amended Plan."

The Board recommends that shareholder vote FOR the approval of the resolution ratifying and confirming the Amended Plan. The persons named in the proxy enclosed intend to vote at the Meeting for the approval of the resolution unless otherwise directed by the shareholders appointing them.

If the resolution is not passed or if the Amended Plan does not receive regulatory approval, the Amended Plan will not become effective.

TRANSITION UNDER THE BUSINESS CORPORATIONS ACT (B.C.), INCREASE IN AUTHORIZED CAPITAL AND ADOPTION OF NEW ARTICLES

On March 29, 2004 the Business Corporations Act S.B.C. 2002, c. 57 (the "New Act") was adopted in British Columbia replacing the Company Act (the "Former Act").  The New Act makes the laws governing British Columbia corporations similar to those contained in corporate legislation elsewhere in Canada and provides shareholders with a greater choice of effective governance structures.

The New Act requires that every company incorporated under the Former Act substitute a Notice of Articles for its Memorandum and complete this transition by March 28, 2006.  Furthermore, under the New Act, certain mandatory changes are required to be made to the articles of a company incorporated under the Former Act and such a company cannot take advantage of many of the new provisions contained in the New Act until this transition is completed.  After comparing the existing articles of the Company with those permitted under the New Act, the Board of Directors believes that there are advantages offered by the New Act that provide benefit to the Company and its shareholders.  Accordingly, the Board of Directors has resolved to undertake the transition at this time rather than wait until March 28, 2006 and the Company is in the process of filing a Transition Application containing a Notice of Articles with the B.C. Registrar of Companies.

At the same time, shareholder approval will be sought at the Meeting to increasing the Company's authorized capital and to certain proposed alterations to the Company's Notice of Articles (the "Altered Notice of Articles") and to the adoption of a new form of Articles (the "New Articles") with a view to updating the Company's charter documents to bring them in line with the New Act and incorporating some of the new provisions of the New Act.  The directors believe that altering the Company's Notice of Articles, increasing the authorized capital and adopting New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the proposed form of Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the Company's office at Suite 1103- 750 West Pender Street, Vancouver, B.C., and at the Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" to every pre-existing company's Notice of Articles.  The Pre-Existing Company Provisions provide that the number of votes required to pass a special resolution (also referred to as a special resolution under the Former Act) or a special separate resolution is at least three quarters of the votes cast by shareholders present in person or by proxy at the meeting.  This is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting.  It has been proposed that the Company's Notice of Articles be altered to delete the Pre-Existing Company Provisions so that the provisions of the New Act permitting a two thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote.  Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.  This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.  At the Meeting, therefore, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a special resolution, that:

1.

the Pre-Existing Company Provisions in the Company's Notice of Articles are deleted and no longer apply to the Company, and the Company's Notice of Articles is altered accordingly;

2.

any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file, or cause to be filed, a Notice of Alteration to the Notice of Articles with the B.C. Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution; and

3.

the Board of Directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."

The alteration to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration to the Notice of Articles is filed with the B.C. Registrar of Companies.

Proposed Increase in Authorized Capital

As now permitted by the New Act, the Company proposes an alteration to its Notice of Articles to increase the number of shares that the Company is authorized to issue from One Hundred Million (100,000,000) common shares without par value to an unlimited number of common shares without par value.

Management believes that having an unlimited number of common shares authorized to be issued provides the Company with greater flexibility for future corporate activities.  This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

At the Meeting, therefore, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution (the "Capital Increase Resolution"):

"RESOLVED, as a special resolution, that:

(a)

the number of common shares without par value that the Company is authorized to issue is increased to an unlimited number of common shares without par value and the Company's Notice of Articles is altered accordingly;

(b)

any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file, or cause to be filed, a Notice of Alteration to the Notice of Articles with the B.C. Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution; and

(c)

the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."

The alteration to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration to the Notice of Articles is filed with the B.C. Registrar of Companies.

Adoption of New Articles

The Board of Directors believes that the New Articles will provide the Company with greater flexibility for future corporate activities and will result in efficiencies and greater cost-effectiveness.  The special resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the Company's existing Articles are:

1.

certain changes to the Notice of Articles, New Articles and share structure, described below, may be made by directors' resolution or by ordinary resolution;

2.

the directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.

shareholders' meetings may be held by electronic means;

4.

shareholders' meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia;

5.

a special resolution will require at least two-thirds of the votes cast by shareholders in order to be passed; and

6.

the quorum for directors meetings will be a majority of the number of directors then in office.

If the New Articles are adopted by the shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1.

by directors' resolution or ordinary resolution, as determined in each case by the directors, to:

a.

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

b.

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

c.

change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

d.

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

e.

subdivide all or any of its unissued, or fully issued, shares;

f.

consolidate all or any of its unissued, or fully paid issued, shares; and

g.

authorize alterations to the New Articles that are procedural or administrative in nature or are matters that, pursuant to the New Articles, are solely within the directors' powers, control or authority.

2.

If the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution or otherwise alter its shares, authorized share structure or the New Articles.

At the Meeting, therefore, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a special resolution, that:

1.

the existing Articles of the Company filed with the Registrar of Companies are cancelled, and the form of Articles presented to the Meeting are adopted as the Articles of the Company in substitution for, and to the exclusion of, such existing Articles;

2.

any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute or cause to be executed and file or cause to be filed such documents and take such further action, including any filings with the B.C. Registrar of Companies as may be necessary to effect the alteration and to execute, or cause to be executed, and to deliver or cause to be delivered all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution ;and

3.

the Board of Directors of the Company is hereby authorized at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."

If the Capital Increase Resolution is passed, the New Articles shall have effect immediately on the issue by the Registrar of Companies of the Notice of Articles reflecting the Capital Increase Resolution after the New Articles are deposited at the Company's records office.  If the Capital Increase Resolution is not passed, the New Articles shall have effect immediately on the date and time the New Articles are deposited at the Company's records office.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

The Toronto Stock Exchange ("TSX") in the Company Manual Corporate Governance Guidelines ("TSX Guidelines"), has established a series of recommended guidelines for effective corporate governance of companies listed on the TSX.  The guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters.  The TSX now requires that each listed company disclose on an annual basis its approach to corporate governance with reference to those guidelines (Schedule "B" to this circular delineates the Company's conformance to these guidelines).  The Company's approach to corporate governance is set forth below.

In this Statement, the term "unrelated director" has the meaning given to the term the TSX Guidelines, namely, a director who is independent from management or free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from their shareholding. As well, the term "independent director" means an unrelated director who is free from any interest in or relationships with any significant shareholder of the Company or any affiliate of a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation).

Corporate Governance

The Company's Board and management are committed to the highest standards of corporate governance. The Company's corporate governance practices are in accordance with the TSX Guidelines. The Company is also cognizant of and compliant with various corporate governance requirements in Canada and is in compliance with applicable U.S. requirements.

The Company's prime objective in directing and managing its business and affairs is to enhance shareholder value. The Company views effective corporate governance as a means of improving corporate performance and accordingly of benefit to the Company and all shareholders.

In accordance with recommendations in National Policy 51-201 the Company has adopted a Corporate Communications Policy.

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company's directors have adopted code of ethics for the Company, its directors and its Chief Executive Officer and Chief Financial Officer. The Code of Ethics may be viewed on the Company's website at www.almadenminerals.com.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(i)

adoption of a strategic planning process for the Company;

(ii)

identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;

(iii)

succession planning for the Company including appointing, training and monitoring senior management;

(iv)

a communications policy for the Company; and

(v)

the integrity of the Company's internal control and management information systems.

In the fiscal year ended December 31, 2004 there were seven meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company's affairs and in light of opportunities or risks which the Company is subject to.

In carrying out its mandate, the Board relies primarily on management and its employees to provide it with regular detailed reports on the operations of the Company and its financial position.  Certain members of management are also on the Board and provide the Board with direct access to information concerning their areas of responsibility.  Management personnel are also regularly asked to attend Board meetings to provide information, answer questions and receive the direction of the Board.  The reports and information provided to the Board enable them to monitor and manage the risks associated with the Company's operations and its compliance with legal and safety requirements, environmental issues and the financial position and liquidity of the Company.  At least annually the Board prepares a strategic plan for implementation by management.

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss the broad range of matters and issues relevant to the Company's business interests and the Board is responsible for the approval of the Company's Strategic Plan. In addition, the Board receives reports from management on the Company's operational and financial performance. Between scheduled meetings, matters requiring Board authorization is effected by means of signed Consent Resolutions.

Board Assessment

The Governance Committee reports to the Board annually on the evaluation of the Board's performance and that of the individual directors.  The Performance of the Chief Executive Officer is evaluated by the Governance Committee

Composition of the Board

The TSX Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors".  The TSX Guidelines also recommend that the Board should also include a number of independent directors which fairly reflect the investment in the Company by shareholders other than any significant shareholders.

In deciding whether a particular director is a "related director' or an "unrelated director", the Board examined the factual circumstances of each director and considered them in the context of many factors. In this regard, the definitions in the TSX Guidelines are broad and, in some cases, difficult to apply.  The proposed Board is composed of seven members.  The Board believes that 6 directors would be considered "unrelated directors", and Duane Poliquin is a "related director", within the meaning of the TSX Guidelines.

Accordingly, the Board is constituted with a majority of individuals who qualify as "unrelated directors" within the meaning of the TSX Report.

Proportionate Representation

The Company does not have a controlling or significant shareholder. The Board believes that the membership on the Board fairly reflects the investment in the Company by minority shareholders.

The Board considers its size and composition to be appropriate and effective for carrying out its responsibilities.  However, the Board may consider adding an additional director if a suitable candidate can be found who may bring additional experience or knowledge to the Board.

Board Committees

The Board currently has two committees: the Audit Committee and the Corporate Governance Committee.

All of the members of the committees have been determined by the Board to be unrelated directors, such determination being made in accordance with the TSX Guidelines, taking into consideration any relationship an individual director may have with the Company and if such relationship could be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company.  Mandates of each of the committees will undergo review to bring them into line with any new Canadian and U.S. governance requirements as these requirements are finalized and determined by the Board to be applicable and appropriate to the Company and its operations.  Any revisions to the mandates will available on the Company's website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, James E. McInnes and Gerald Carlson, The committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board and is available for consultation by management or the Auditors of the Company. The Audit Committee has met two (2) times this year .The Audit Committee Charter is annexed as Schedule "C".

Audit Fees

For the year ended December 31, 2004, the Company's external auditor charged the Company $39,500 plus GST in audit fees ($36,000 plus GST for the year ended December 31, 2003).

Audit Related Fees

N/A

Tax fees

For the year ended December 31, 2004, tax fees were $2,000 ($6,500 for the year ended December 31, 2003).

All Other Fees

For the year ended December 31, 2004, fees for the preparation of foreign affiliate reporting forms were $1,000 (2003 - $0) and fees for advice relating to mining expenditures for claiming BC flow-through share tax credits and mining tax credit were $500 (2003 - $0).

Corporate Governance Committee

Members of the Corporate Governance Committee are Messrs. Donald Lorimer, Jack McCleary and Morgan Poliquin.  That committee was responsible for making recommendations to the Board with respect to developments in the area of corporate governance, the practices of the Board, and appropriate candidates for nomination to the Board, and for evaluating the performance of the Board and the Chief Executive Officer.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any major acquisition, disposition or expenditure.  Management is also required to consult with the Board before entering into any venture which is outside of the Company's existing line of business.

Changes in officers are to be approved by the Board including changes in officers of the Company's principal operating subsidiaries.

Other

The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance.  In addition to extensive discussions with existing directors and the President with respect to the business and the operations of the Company, new directors will, if they so request, receive a record of historical public information on the Company together with the mandates and prior minutes of the applicable board and committees of the Board.  In addition, meetings with the directors are regularly held at the Company's locations in order to assist the directors in better understanding the Company's operations.

In certain circumstances it may be appropriate for an individual director to engage an outside advisor at the expense of the Company.  The engagement of the outside advisor would be subject to the approval of the Corporate Governance Committee.

Investor Relations

Senior management of the Company receives and responds to shareholder enquiries. Shareholder enquiries and concerns are dealt with promptly by senior management of the Company.  To date the Board has not needed to take an active role in responding to shareholder enquiries and concerns.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including shareholders and members of the investment community and to complying with all applicable laws, regulations and policies.  The Board or the Audit committee reviews in advance all press releases which disclose financial results.

In accordance with the recommendations of the TSX and the Canadian Securities Administrators, the Company has also established policies on whistle blowing procedures, insider trading and the confidential treatment of information.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE THE SHARES REPRESENTED THEREBY IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

The Company's financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor's report for the financial year ended December 31, 2004.

Additional information relating to the Company can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at 1103-750 West Pender Street Vancouver B.C.  V6C 2T8 Phone (604) 689-7644 Fax (604) 689-7645

(a)

the comparative financial statements of the Company for the financial year ended December 31, 2004 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2004 and related Management Discussion and Analysis; and

(b)

this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ALMADEN MINERALS LTD.

"J. Duane Poliquin"

"Dione Bitzer"

President and

 Chief Financial Officer

Chief Executive Officer

Vancouver, British Columbia

April 4, 2005.

SCHEDULE "A"

Form 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Company to the President and Chief Executive Officer and the Chief Financial Officer in 2004, (collectively, the "Named Executive Officers") for services rendered to the Company for the periods indicated.

Summary Compensation Table

Named Executive Officer ("NEO")

NEO Name and Principal Position		Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(3) Payouts ($)
Duane Poliquin CEO (since Feb 1, 2002)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	236,000 Nil 375,000	Nil Nil Nil	Nil Nil Nil	110,400 110,400 102,000
Dione Bitzer CFO (since Feb.1, 2002)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 112,000 40,000	Nil Nil Nil	Nil Nil Nil	55,637 53,075 48,400

Stock Options Granted During 2004

The following table sets forth the options to purchase common shares of the Company granted during 2004 to Named Executive Officers of the Company.

Options/SAR Grants During The Most Recently Completed Financial Year

NEO Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Duane Poliquin	236,000	17%	1.67	1.71	December 14, 2009
Dione Bitzer	100,000	7%	1.67	1.71	December 14, 2009

Aggregated Option Exercises During 2004 and Option Values at December 31, 2004

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2004 and the value of unexercised, in-the-money options as at December 31, 2004.  The actual value of the unexercised in-the-money options will be determined by the market price of the Company's common shares on the date such options are exercised by any of the Named Executive Officers.  There is no assurance that the values of such in-the-money options shown in this table will be realized.

Aggregated Options/SAR Exercises During The Most Recently Completed Financial Year And

Financial Year-End Option/SAR Values

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY_End (#) Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable ($)
Duane Poliquin	20,000	37,200	1,316,463/0	1,318,952/0
Dione Bitzer	20,000	43,000	212,000/0	99,700/0

Report on Executive Compensation

The Company does not have a compensation committee. The Board of Directors reviews the compensation of the NEOs annually following review of the performance of the Board and the CEO by the Corporate Governance Committee.

Under the terms of the stock option plan, options will be granted from time to time at the discretion of the Board of Directors.  All options granted have a five year term and vest upon granting.  During 2004 the NEO's were granted a total of 336,000 options.

Directors of the Company receive no fees.  Directors are entitled to re-imbursement of out of pocket expenses.  Pursuant to the terms of the existing stock option plan and the proposed Amended Stock Option Plan, if approved by shareholders, directors have received and are entitled to be granted options.

Corporate Performance Graph

The following graph represents Cumulative Total Shareholder Return (CTSR).

Corporate Performance Chart

Almaden Minerals Ltd. Performance Graph
	AMM				$100					$100
	Stock		#Shares	$ Value at	Cumulative	SPTMN		#Shares	$ Value at	Cumulative
Date	Price	dCT	per $100	E o Period	Return		dCT	per $100	E o Period	Return
1-Feb-02	$0.55		181.8182	100	0.01	145.02		0.68956		1
31-Dec-02	$0.65	0.181818	153.8462	$118.18	$18.18	135.67	-0.06447	0.737083	$93.55	-$6.45
31-Dec-03	$2.35	2.615385	42.55319	$361.54	$279.72	242.32	0.786099	0.412677	$178.61	$72.16
31-Dec-04	$1.64	-0.30213	60.97561	$69.79	$249.51	282.96	0.167712	0.353407	$116.77	$88.93

SCHEDULE "B"

ALMADEN MINERALS LTD.

STATEMENT OF CORPORATE

GOVERNANCE POLICIES

Pursuant to TSX Company Manual

The Corporation's corporate governance practices are compared for conformity with the TSX corporate governance disclosure guidelines.

Guideline 1

The board of directors should explicitly assume responsibility for the stewardship of the corporation.

Conform?

Yes

Comments:

The Board has responsibility for the stewardship of the business and affairs of the Corporation and ultimate accountability for the governance of the Corporation's business and management. The Board delegates to the Corporation's senior officers the responsibility for the day to day management of the Corporation, including the preparation of periodic reports. Management provides the support and information necessary to enable the Board to effectively fulfill its oversight obligations. Decisions requiring Board authorization include: the appointment and replacement of the Corporation's senior corporate officers; the issuance of securities of the Corporation, with the exception of securities issued under the Corporation's option plans; major acquisitions, dispositions' and joint venture and other arrangements for the conduct of operations on the Corporation's properties; borrowing; significant corporate policies; and the payment of dividends. The Board acts in accordance with the British Columbia Business Corporations Act, the Corporation's articles of incorporation and by-laws, the Corporation's Code of Business Conduct, the mandate of the Board and the Board committee charters, the corporate governance guidelines and other applicable laws and company policies. Copies of the Corporation's Code of Business Conduct, the corporate governance guidelines, the Board mandate and the Board committee charters can be found on the Corporation's website at www.almadenminerals.com.

Guideline 1a

The board of directors should specifically assume responsibility for the adoption of a strategic planning process.

Conform?

Yes

Comments:

The Board, directly or through its committees, has the responsibility to participate with Management in developing and approving the objectives and goals of the business, and the strategy by which it proposes to reach those goals. Strategic issues are reviewed with Management and addressed by the full

Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board reviews and approves the Corporation's strategic plan as it is developed by Management. The CEO reports to the Board on the operations of the Corporation at regularly scheduled Board Meetings. Management must seek the Board's approval for any material transaction, including any material transaction that would have a significant impact on the strategic plan of the Corporation.

Guideline 1b

The board of directors should specifically assume responsibility for the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.

Conform?

Yes

Comments:

The Board has responsibility overall to identify the principal risks of the Corporation's business. The Board, as a whole, has oversight responsibility with respect to risks related to the Corporation's practices. A number of other specific risks, such as financial controls are reviewed periodically at regularly scheduled meetings, by the Audit Committee.

Guideline 1c

The board of directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management.

Conform?

Yes

Comments:

The Board is responsible for appointing the Chief Executive Officer and the other officers of the Corporation. The Board through the Corporate Governance Committee has an active role in identifying and assessing potential succession candidates and is responsible for approving Management's succession plans for the Chief Executive Officer and the other officers of the Corporation.

Guideline 1d

The board of directors should specifically assume responsibility for a communications policy for the corporation.

Conform?

Yes

Comments:

The Corporation has implemented a corporate communications policy which has been approved by the Board. Adequate structures are in place to ensure effective, timely and non-selective communications between the Corporation and its shareholders, the public and regulatory agencies. The Board, or the appropriate Board committee, reviews the Corporation's major communications with shareholders, the Corporation's annual and quarterly reports, the Circular, and the Annual Information Form (S.E.C. Form 20F). The Corporation's website contains information regarding the Corporations Annual and Quarterly financial statements.

Guideline 1e

The board of directors should specifically assume responsibility for the integrity of the Corporation's internal control and management information systems.

Conform?

Yes

Comments:

The Board, through review processes and the creation and appointment of various committees, has put in place an effective system to satisfy itself that the Corporation's internal control and management information systems are operating properly. The Corporation does not have an Internal auditor.

Guideline 2

The board of directors should be constituted with a majority of the individuals who qualify as "unrelated" directors.

Conform?

Yes

Comments:

As used herein, the term "unrelated director" means a director who is determined by the Board to be independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising. from shareholding. The directors have determined that with the exception of Mr. Duane Poliquin, the President and CEO of the Corporation, all of the nominees for director are unrelated directors.

Guideline 3

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Conform?

Yes

Comments:

The Corporation is subject to various requirements governing the independence of its Board and committee members, including the Sarbanes-Oxley Act of 2002, and as a result of being listed on the TSX. The Corporate Governance Committee has the responsibility to review annually directors' relationships with regard to potential conflicts of interest and to determine the independence of the members of the Board. As part of this assessment process, all directors are required to disclose the particulars of their external affiliations, business or family relationships, transactions and interests, including potential conflicts of interest, which could impact the director's independence. Based on the information provided by the nominees for election as directors as to their individual circumstances and applying the standards for the independence of directors set out in the corporate governance guidelines, the

Board has affirmatively determined that, with the exception of Mr. Duane Poliquin, President and CEO of the Corporation, all of the nominees for director are outside, unrelated and independent directors.

Guideline 4

The board of directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis

Conform?

Yes

Comments:

The Corporation does not have a Nominating Committee. The Corporate Governance Committee is responsible for recommending nominees to the Board for eventual proposal as candidates for election or appointment as directors. Nominees must have a track record in general business management and a willingness and ability to devote the necessary time to Board matters. The Committee also seeks candidates with high personal and professional ethics, integrity and values and a commitment to represent the long-term interests of shareholders. The Corporate Governance Committee is also responsible for the evaluation process of the Board and each Board committee and reporting on such evaluation to the Board. All members of the Corporate Governance Committee are outside, unrelated and independent directors.

Guideline 5

The board of directors should implement a process for assessing the effectiveness of the board of directors as a whole, its committees and the contribution of individual directors.

Conform?

Yes

Comments:

The Board has established a review process designed to provide for periodic examinations of important governance issues such as the effectiveness of Board procedures and performance. The Corporate Governance Committee evaluates the performance of the Board and its committees annually. The Committee reports on its evaluation to the Board. The objective of the evaluations is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The Corporate Governance Committee makes recommendations relative to the composition of the committees of the Board.

Guideline 6

Every corporation should provide an orientation and education program for new recruits to the board of directors.

Conform?

Yes

Comments:

New Board members are able to receive an orientation program designed to acquaint the director with the Corporation's activities and management systems. The Secretary maintains a "Director's Information Manual" comprised of key corporate governance and policy issues, as well as the Board mandate and committee charters, which is updated regularly for existing Board members and  to new members. Senior Management from time to time prepares presentations to the Board on pertinent topics of interest as they relate to the Corporation's business. New Board members are given an early opportunity to visit the Corporation's operations to give them additional insight into the Corporation's business. The Corporation encourages the professional development and continuing education of its directors.

Guideline 7

Every board of directors should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Conform?

Yes

Comments:

The Corporate Governance Committee at least annually reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organization and responsibilities of Board committees, and the evaluation process for the Chairman and the Board. The Board, based on a recommendation from the Corporate Governance Committee, has determined that the present size of the Board is appropriate for effective decision-making. At the Annual and Special Meeting on June 4, 2004, 7 directors will stand for election.

Guideline 8

The board of directors should review adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Conform?

Yes

Comments:

The Corporate Governance Committee reviews and recommends to the Board the amount, if any, of compensation of the Board. At least once every year the Corporate Governance Committee reviews the adequacy and form of compensation of the directors with regard to practices of comparable corporations and to ensure that the directors' compensation is aligned with the interests of the shareholders, while allowing the Corporation to attract and retain individuals having the necessary qualifications.

Guideline 9

Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.

Conform?

Yes

Comments:

All members of the Board's committees are independent, outside and unrelated directors.

Guideline 10

The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the corporation's approach to governance issues, including the corporation's response to the TSX corporate governance guidelines

Conform?

Yes

Comments:

The Corporate Governance Committee has the general responsibility for developing the Corporation's approach to governance issues. In 2004 the Corporate Governance Committee reviewed and revised in consultation with each Board committee, all committee charters, the Board mandate and the corporate governance guidelines. Best practices among comparable sized Canadian companies are reviewed by the Corporation to ensure that the Corporation maintains high standards of corporate governance.

Guideline 11

The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

Conform?

Yes

Comments:

The Board and the CEO have developed position descriptions for the Board and the CEO. The Board may delegate to Board committees matters the Board is responsible for, but the Board retains oversight and ultimate responsibility for delegated responsibilities. The Board has established limits to Management's responsibilities in respect of major acquisitions, dispositions and joint venture and other arrangements for the conduct of operations on the Corporation's properties, borrowing and significant corporate policies. Further details respecting the Board mandate and matters which Management is required to bring to the Board are contained in response to Guideline 1 above.

Guideline 12

The board of directors should implement structures and procedures to ensure that the board of directors can function independently of management.

Conform?

Yes

Comments:

Mr. James E. McInnes, who is the Non-Executive Chairman of the Board and is not a member of Management, chairs all Board meetings. The Corporate Governance Committee may convene meetings of the directors without the presence of management. The Board may also choose to do so at any other time. With the exception of Mr. Duane Poliquin, the President and CEO of the Corporation, all of the nominees for director are independent and unrelated directors.

Guideline 13

The audit committee of the board of directors should be composed only of unrelated directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Conform?

Yes

Comments:

The Audit Committee is composed entirely of independent and unrelated directors. The Board determined the definition of "financial literacy" to be the ability to read and understand a balance sheet, an income statement and a cash flow statement. The Board determined the definition of "accounting or related financial expertise" to be the ability to analyze and interpret a full set of financial statements, including the notes attached thereto. The Board has adopted the U.S. Securities and Exchange Commission definition of "audit committee financial expert". Based on information provided by each director, the Board has determined that all members of the Audit Committee are financially literate (as that term is defined in MI 52-110), and at least one member has accounting or-related financial expertise. The Board has determined that Mr. Donald Lorimer qualifies as an "audit committee financial expert". Mr. Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with the Patino Mining Corporation and Little Long Lac Gold Mines Ltd.  In 1971 he joined A.E. Ames & Co. and on his transfer to Vancouver became a director and vice president responsible for corporate and government underwriting in British Columbia. He is currently a portfolio manager with Odlum Brown Ltd. The Board has adopted a charter for the Audit Committee which sets out the roles and responsibilities of the Committee. These roles and responsibilities are defined to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee charter is available on the Corporation's website. At least once each year the Audit Committee meets alone and separately with the senior financial officer of the Corporation and with the external auditors to review and discuss specific issues as appropriate. The Audit Committee requires Management to design and implement an effective system of internal control.

Guideline 14

The board of directors should implement a system which enables an individual director to engage an outside adviser at the corporation's expense, in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

Conform?

Yes

Comments:

Individual directors can engage outside advisers at the expense of the Corporation with the authorization of the Corporate Governance Committee. Each Board committee charter enables the committee to retain special legal, accounting, financial or other consultants to advise the committee at the Corporation's expense. Each of the committees has the sole authority to retain and terminate any firm and to approve all fees and retention terms.

SCHEDULE "C"

Audit Committee Charter

Dated:  January 28, 2004

Purpose

To assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, the audit process, and the company's process for monitoring compliance with laws and regulations and the code of conduct.

Authority

The audit committee has authority to conduct or authorize investigations into any matters within its scope of responsibility.  It is empowered to:

0

With the consent of the board, retain outside counsel, accountants or others to advise the committee or assist in the conduct of an investigation

0

Seek any information it requires from employees-all of whom are directed to cooperate with the committee's requests-or external parties.

0

Meet with company officers, external auditors or outside counsel, as necessary.

Composition

The audit committee will consist of at least two and no more than four members of the board of directors.  The board will appoint committee members and the committee chair.

Each committee member be both independent and financially literate, as defined by applicable regulation and the board of directors.  At least one member shall have expertise in financial reporting.

Meetings

The committee will meet at least once a year, with authority to convene additional meetings, as circumstances require.  All committee members are expected to attend each meeting, in person or via tele- or video-conference.  The committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary.  It will hold private meetings with auditors (see below) and executive sessions.  Minutes will be prepared.

Responsibilities

The committee will carry out the following responsibilities.

Financial Statements

0

Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the financial statements.

0

Review with management and the auditors the results of the audit, including any difficulties encountered.

0

Review the annual financial statements, and consider whether they are complete, consistent with information known to committee members, and reflect appropriate accounting principles.

0

Review other sections of the annual report before release and consider the accuracy and completeness of the information.

0

Review with management and the auditors all matters required to be communicated to the board under generally accepted auditing standards.

0

Understand how management develops interim financial information, and the nature and extent of auditor involvement.

0

Review interim financial reports with management before filing with regulators, and consider whether they are complete and consistent with the information known to committee members.

Internal Control

0

Consider the effectiveness of the company's internal control over annual and interim financial reporting, including information technology security and control

0

Understand the scope of auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Audit

0

Review the auditors' proposed audit scope and approach

0

Review the performance of the auditors, and exercise final approval on the appointment or discharge of the auditors

0

Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the company, including nonaudit services, and discussing the relationships with the auditors

0

On a regular basis, meet separately with the auditors to discuss any matters that the committee or auditors believe should be discussed privately

Compliance

0

Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance

0

Review the findings of any examinations by regulatory agencies, and any auditor observations

0

Review the process for communicating the code of conduct to company personnel, and for monitoring compliance therewith

0

Obtain regular updates from management and company legal counsel regarding compliance matters

Reporting Responsibilities

0

Regularly report to the board of directors about committee activities, issues and related recommendations

0

Provide and open avenue of communication between the auditors and the board of directors

0

Review any other reports the company issues that relate to committee responsibilities

Other Responsibilities

0

The committee shall establish procedures for the receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

0

Perform other activities related to this charter as requested by the board of directors

0

Institute and oversee special investigations as needed

0

Review and assess the adequacy of the committee charter annually, requesting board approval for proposed changes

0

Confirm annually that all responsibilities outlined in this charter have been carried out

0

Evaluate the committee's and individual members' performance on a regular basis.

NEWS RELEASE  April 28, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

New Mexican Ag-Pb-Zn Project Acquired by Staking

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has acquired by staking a 100% interest in the Santa Isabela property. The property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The project was identified in a regional helicopter-borne prospecting program and covers an a low-lying ridge located within 50 kilometers of the large Penasquito Ag-Pb-Zn deposit owned by Western Silver Corporation and the historic Concepcion del Oro polymetallic mining camp.

The Santa Isabela property is road accessible and covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. To date twenty four samples have been taken of oxidized jasperoid and calcite veined limestone returning zinc values up to 11.95% and averaging 4.68%, lead values up to 7.33% and averaging 1.94% and silver values up to 172 g/t and averaging 34.8 g/t.

Preliminary soil geochemical and induced polarization (IP) geophysical surveys were conducted along three lines, approximately 1 km long established at roughly 500 m intervals perpendicular to the ridge.  Seventy-four soil samples were collected along the lines at 25 m spacings within the arc of the ridge and at 50 m intervals along the flats at its base.  The strongest response for lead, zinc and silver was obtained from the central line.  A continuous series of samples representing a width of 150 m yielded lead values >250 ppm (to 1.78%), zinc values >300 ppm (to 2.10%) and silver values >1 g/t (to 17.1 g/t). The preliminary pole-dipole IP survey identified a broad chargeability high that was most prominent on one line with chargeability values over 40 mV/V. This response likely indicates the presence of significant sulphides at depth.

Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth, likely identified by the IP survey described above. Although the work at the Santa Isabela property to date is preliminary in nature, it has identified an interesting and prospective CRD style target. Grades associated with the mineralization sampled are consistent with CRD style mineralization from the districts within the Mexican CRD Belt. The most notable of which is the nearby Conception del Oro mining district which is thought to have produced in excess of 40 Mt reportedly grading 12.8% Zn, 5.8% Pb, 275 g/t Ag, up to 1.5 g/t Au and up to 1.5% Cu. Western Silver Corporation has recently released a new resource estimate for its Penasquito deposit, located immediately west of the Concepcion del Oro camp, with a total measured and indicated sulphide resource of 309.75 Million tonnes grading 31.56 g/t Ag, 0.31% Pb and 0.78% Zn.

Samples were collected under the supervision of Bill Wengzynowsi, P.Eng., president of the consulting firm Archer Cathro and Associates (1981) Ltd., and Morgan Poliquin, M.Sc., P.Eng., a director of Almaden, and the qualified person on the project under the meaning of National Instrument 43-101. Samples were analysed at ALS Chemex Labs of North Vancouver, B.C., using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden currently has 11 active joint ventures, including 7 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them. Almaden is seeking a joint venture partner to advance the Santa Isabela property under similar terms to those of its present joint venture agreements.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD,

1103 -750 West Pender Street

Vancouver, B.C.  V6C 2T8

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2005 Annual General Meeting of the members of Almaden Minerals Ltd. (hereinafter called the "Company") will be held at 1550 -1185 West Georgia Street, Vancouver, B.C.  V6E 4E6, on:

Wednesday, May 18, 2005

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2004 and the report of the Auditors thereon;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to determine the number of directors and to elect directors;

5.

to ask the shareholders to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

(a)

the maximum number of common shares of the Company (the "Common Shares") that may be issued under the Company's stock option plan be amended from the current fixed maximum number of 2,900,000 (the "Plan") to a fixed maximum percentage of 10% of the Common Shares issued and outstanding from time to time pursuant to recent amendments to the Toronto Stock Exchange ("TSX") Company Manual which amendments became effective as of January 1, 2005 and which permit "evergreen plans";

(b)

the directors of the Company are hereby authorized to make such other amendments to the Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful as a consequences of the amendment set out above in paragraph 1 (the "Amended Plan") including, without limiting the generality thereof, authority, from time to time, to make amendments to the Amended Plan without approval of or further authority from the shareholders;

(c)

the directors of the Company are hereby authorized and directed to execute and deliver an Amended Plan giving effect to the amendments authorized in paragraphs 1 and 2, in such form as the directors of the Company may in their sole discretion approve, such approval to be evidenced conclusively by the director's execution of the Amended Plan;

(d)

that any one officer or director of the Company be authorized for and on behalf of the and in the name of the Company to do all such acts and to execute and deliver, whether under corporate seal or otherwise, all such documents, instruments and writings as in his sole secretion are necessary or desirable to give effect to the foregoing resolutions; and

(e)

notwithstanding the passage of this resolution by the shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Amended Plan."

6.

to ask the shareholders to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

(a)

the Pre-Existing Company Provisions in the Company's Notice of Articles are deleted and no longer apply to the Company, and the Company's Notice of Articles is altered accordingly;

(b)

any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file, or cause to be filed, a Notice of Alteration to the Notice of Articles with the B.C. Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution; and

(c)

the Board of Directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."

7.

to ask the shareholders to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

(a)

the number of common shares without par value that the Company is authorized to issue is increased to an unlimited number of common shares without par value and the Company's Notice of Articles is altered accordingly;

(b)

any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file, or cause to be filed, a Notice of Alteration to the Notice of Articles with the B.C. Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution; and

(c)

the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."

8.

to ask the shareholders to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED AS SPECIAL RESOLUTION OF SHAREHOLDERS THAT:

(a)

the existing Articles of the Company filed with the Registrar of Companies are cancelled, and the form of Articles presented to the Meeting are adopted as the Articles of the Company in substitution for, and to the exclusion of, such existing Articles;

(b)

any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute or cause to be executed and file or cause to be filed such documents and take such further action, including any filings with the B.C. Registrar of Companies as may be necessary to effect the alteration and to execute, or cause to be executed, and to deliver or cause to be delivered all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution; and

the Board of Directors of the Company is hereby authorized at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the shareholders."

9.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 4th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Duane Poliquin"

                                                            Duane Poliquin, President

Proxy

Proxy

______________________

GENERAL MEETING OF SHAREHOLDERS  OF

_______ALMADEN MINERALS LTD.____________________________________

(Name of Company)

TO BE HELD AT _ 1550 - 1185 West Georgia Street, Vancouver, B.C. V6E 4E6

(Location of Meeting)

ON   Wednesday  May 18, 2005       AT    10:00    AM

             (Day of week)                       (Month/day)                        (Year)             (Time of Meeting)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Duane Poliquin, a Director of the Company, or failing this person, James E. McInnes, a Director of the Company, or in the place of the foregoing,                                                      , as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Deloitte & Touche LLP as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at seven (7)			N/A
4. To elect as Director, Duane Poliquin		N/A
5. To elect as Director, James E. McInnes		N/A
6. To elect as Director, Morgan Poliquin		N/A
7. To elect as Director, Joseph Montgomery		N/A
8. To elect as Director, Jack McCleary		N/A
9. To elect as Director, Gerald Carlson		N/A
10. To elect as Director, Donald M. Lorimer		N/A
11. Approve the resolution re: amended stock option plan			N/A
12. Approve the resolution re: Notice of Articles			N/A
13. Approve the resolution re: Authorized Capital			N/A
14. Approve the resolution re: Adoption of Articles			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)     OR

INTERNET VOTING AT http://www.stocktronics.com/webvote

PROXY

Request for Voting Instructions ("VIF")

GENERAL MEETING OF SHAREHOLDERS OF

ALMADEN MINERALS LTD.

(Name of Company)

TO BE HELD AT   1550 -1185 West Georgia St., Vancouver, B.C.  V6E 4E6

(Location of Meeting)

ON   Wednesday,       May, 18, 2005,        AT    10:00   AM

         (Day of week)          (Month/day/Year)             (Time of Meeting)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Deloitte & Touche LLP as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at (7) seven.			N/A
4. To elect as Director, Duane Poliquin		N/A
5. To elect as Director, James E. McInnes		N/A
6. To elect as Director, Morgan Poliquin		N/A
7. To elect as Director, Joseph Montgomery		N/A
8. To elect as Director, Jack McCleary		N/A
9. To elect as Director, Gerald Carlson		N/A
10. To elect as Director, Donald M. Lorimer		N/A
11. Approve the resolution re: Amended Stock Option Plan			N/A
12. Approve the resolution re: Notice of Articles			N/A
13. Approve the resolution re: Authorized Capital			N/A
14. Approve the resolution re: Adoption of Articles			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in this regard, please contact   at PCTC at 604-689-9853.

(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

 BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

 OR INTERNET VOTING AT http://www.stocktronics.com/webvote

NEWS  RELEASE   April 11, 2005

Trading Symbol: AMM - TSX

www.almadenminerals.com

THIRD NEW (2004) GOLD DISCOVERY IN SOUTHERN BC

Further to its press releases of JAN 21/05 & FEB 11/05 concerning the SAM and MERIT prospects, respectively, Almaden Minerals Ltd. (Almaden) is pleased to announce the discovery of a third new epithermal gold vein prospect during 2004 in southern British Columbia.  This prospect is called the Nicoamen River property, which includes the ZAK mineral claims comprising about 1850 hectares or 18.5 sq. km.   The claims were acquired by staking , and are 100% owned by Almaden.  They are accessible by good forestry roads which link with the Trans-Canada Highway near the communities of Boston Bar and Lytton, BC.  The property is underlain dominantly by the same Cretaceous volcanic belt which hosts similar mineralization on the SAM, MERIT, and Prospect Valley (PV) claim blocks. Collectively, the numerous mineral occurrences covered by these four properties herald the emergence of a new epithermal district in a mature mining region that has excellent infrastructure.

The initial ZAK claims (32 units) were staked to cover multi-element silt geochemical anomalies and mineral occurrences located by Almaden personnel in 2003 and 2004, during follow-up of a regional gold stream sediment anomaly.  Low sulphidation type epithermal quartz vein float and bedrock occurrences were found near a major fault structure which  cuts through volcanics and adjacent altered granitic rocks.

Twelve of 16 rock grab samples, consisting of composite quartz float fragments, have returned gold analyses ranging from 257 ppb (0.25 g/t) to 55,526 ppb (55.5 g/t) with coincident elevated to strongly anomalous values of arsenic +- antimony  +- mercury  +- molybdenum.  A recent check of the high gold analysis (55,526 ppb) by fire assaying the reject portion of this sample has reported 64.87 g/t Au (or 1.892 oz/t Au).  The silver assay from this same sample is 6.0 g/t (or 0.175 oz/t).

Six soil samples collected at 25-metre spacing over a 130-metre long alteration zone exposed in an old roadcut have yielded anomalous gold values of 26 to 94 ppb.  Five grab samples of angular quartz vein rubble collected along the base of this zone have returned gold analyses ranging from 257 ppb to 1604 ppb, with an average value of 739 ppb (0.74 g/t Au).  The high grade (64.87 g/t Au) float sample described above was collected approximately 600 metres distant from this alteration zone, along the projected trend of the local fault structure.  The banded chalcedony vein rubble sampled at the base of the alteration  zone included fragments up to 24 centimetres (~91/2 inches) in width.

Forty stream sediment samples collected in and around the property area have identified additional gold, arsenic, and antimony anomalies which remain to be examined.

All samples collected on the property to date were prepared and tested by Acme Analytical Laboratories in Vancouver, BC using conventional ICP-MS and fire assay techniques.  The field programs were designed and conducted by or under the supervision of Edward Balon, P. Geo., who is the qualified person for this project under the meaning of National Instrument 43-101.

Almaden considers the very preliminary results from the Nicoamen River discovery to be extremely encouraging, and a work program for 2005 is planned.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

On behalf of the board of directors

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  April 27, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Miscellaneous Project Updates

ATW Diamond Project, Canada

Almaden Minerals Ltd. (Almaden), along with Williams Creek Explorations Ltd. (Williams Creek) have together purchased for cash Santoy Resources Ltd.'s (Santoy) 20% interest in the North West Territories corporation ATW, which owns a 75% interest in the ATW diamond property in the MacKay Lake area, Northwest Territories. This leaves Almaden and Williams Creek each with a net 371/2 % interest in the project. The remaining 25% is held by Aberex Ltd. (15% working interest) and Southernera Resources Ltd. (10% working interest).The property covers the likely source area of a significant indicator mineral train that is known to be at least 20 kilometers long. Past microprobe work on these indicator minerals identified G10 garnets and other minerals that are interpreted to have been derived from at least one kimberlite source that is also interpreted to be at least moderately diamond-bearing (see Almaden's March 22, 2002 news release). Till sampling efforts in the past have narrowed the indicator mineral source area to roughly 1 by 1.5 kilometers in size. This work was also confirmed by abrasion studies carried out on the indicator minerals, indicated a very local source. Last year this reduced area was covered by electromagnetic, magnetic and gravity ground geophysical surveys. These surveys identified several subtle targets within the interpreted indicator mineral source area. A bathymetric survey of the lake bottom in this area has been recommended in order to give better control for the gravity results. This survey will be completed in the coming summer in preparation for diamond drilling the targets in the field season (February to April) of 2006.

Mor, Caribou Creek and Cabin Lake Properties, Yukon

Almaden acquired these three properties by staking. Kobex Resources Ltd. (Kobex), which optioned these three properties in 2003 (See Almaden news release of September 2, 2003), has returned the Caribou Creek and Cabin Lake properties to Almaden. Kobex has informed Almaden that it never visited the Caribou Creek and Cabin Lake properties, but did carry out a diamond drill program in the summer of 2004 on the Mor property in which Kobex has retained its right to earn an interest through spending and share payment to Almaden. Almaden has received a report from Kobex prepared by C. Downie, P.Geo., the qualified person on the project under the meaning of National Instument 43-101, on work completed last summer on the Mor property. Kobex carried out a two phase program on the property which included induced polarization (IP) ground geophysics in a first phase and identifying targets that were drilled in a second phase two hole, diamond drill program. These previously reported results (see table below and Almaden news release of October 29, 2004) included intersection from a newly identified zone of massive sulphides which returned anomalous base and precious metal values that are considered by Almaden to be extremely significant and representative of a volcanogenic massive sulphide system in an area underlain by similar geology to that in the Finlayson Lake district (160 km to the northeast) where several important VMS deposits have been discovered since 1994 including the Kudz Ze Kayah and Wolverine deposits.

Results from Hole MO04001
From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver ppm	Gold ppm	Lead %
18	22.9	4.9	0.69	1.31	39.70	0.82	0.15
Including:
19.3	21.7	2.4	0.83	1.43	40.71	0.83	0.14
19.3	19.9	0.6	1.06	1.27	25.28	0.63	0.06
41.9	42.6	0.9	0.69	0.18	11.8	0.50	0.05
Results from Hole MO04002
From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver ppm	Gold ppm	Lead %
23.30	27.05	3.75	0.17	0.76	12.95	0.17	0.11
Including:
24.50	24.85	0.35	0.44	2.17	26.20	0.41	0.27
66.12	68.00	1.88	0.97	0.21	19.78	0.35	0.05
Including:
67.30	68.00	0.70	1.23	0.37	37.65	0.50	0.12

Mr. Downie has recommended a further diamond drill program on the Mor property totaling $247,720.00 in expenditures. The same report states:

"IP appears to be a valuable tool in defining the location of buried VMS horizons on the Mor claims. Similar surveys should be conducted on the Caribou Creek and Cabin Lake properties in areas identified as prospective by past geological and geophysical surveys."

Almaden will be seeking new joint venture partner(s) to explore the Cabin Lake and Caribou Creek properties where past geochemical and geophysical surveys carried out by Almaden identified anomalous responses in similar geology to that of the Mor prospect .

Galeana Project, Mexico

Almaden has been informed by Grid Capital Corp (Grid) that Grid is dropping its option to acquire a 60% interest in the Galeana property from Almaden. In 2004 Grid carried out a diamond drill program diamond drill program on the Galeana gold-silver property, located in Chihuahua State, Mexico.

The drill program, consisting of 3 diamond drill holes totaling 560 meters, tested the San Miguel Ahumada zone, one of three major vein structures on the property. All three holes intersected zones of brecciation with local zones of silicification and minor quartz veining. One hole did not reach its intended depth. The highest value was intersected in hole GAD04-05, where a 0.73 meter core interval from 129.12 meters to 129.85 meters assayed 5.01 g/t gold. The drill program was carried out under the direction of Mr. Juan Caelles, Ph.D., P.Geo., a qualified person within the meaning of National Instrument 43-101. Samples were sent to ALS Chemex Labs in North Vancouver for analysis.

The Galeana property hosts three major classic epithermal banded quartz-adularia vein systems, the San Miguel-Ahumada-Estrella de Oro, the Faldo Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. Mapping, sampling and alteration mineralogic and petrographic analyses of the veins in the Galeana area has resulted in the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified as part of the Miguel Ahumada vein system, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth. Almaden has not yet received a report of the drilling activities from Grid. At this time it is not understood why the drilling failed to intersect banded vein material identified in shallow historic workings, however the holes may not have been long enough to intersect steeply dipping structures.

In a news release made April 22, 2004, Grid announced the results of prospecting on the Galeana which included those from high-grade gold-silver mineralization in epithermal quartz-carbonate float found in the area of the Estrella de Oro vein structure. The area is located 2 kilometers to the south along the projected strike extent of the Ahumada Zone and was not drilled by Grid. The highest assay was returned from sample No. 1519 which assayed 96.9 g/t (3.11oz/ton) gold and >100 g/t (3.2oz/ton) silver. A second piece of float from the same area, sample No. 1518, assayed 18.85 g/t (0.61oz/ton) gold and 98.8 g/t (3.18oz/ton) silver. Detailed prospecting and mapping program to determine the source of the high- grade boulders was never carried out.

Upon receiving a report Almaden will review the drilling results and the all the data collected to date to determine how to proceed with the Galeana project.

ON BEHALF OF THE BOARD OF DIRECTORS

"J. Duane Poliquin, P. Eng."

_______________________

J. Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  April 28, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

New Mexican Ag-Pb-Zn Project Acquired by Staking

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has acquired by staking a 100% interest in the Santa Isabela property. The property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The project was identified in a regional helicopter-borne prospecting program and covers an a low-lying ridge located within 50 kilometers of the large Penasquito Ag-Pb-Zn deposit owned by Western Silver Corporation and the historic Concepcion del Oro polymetallic mining camp.

The Santa Isabela property is road accessible and covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. To date twenty four samples have been taken of oxidized jasperoid and calcite veined limestone returning zinc values up to 11.95% and averaging 4.68%, lead values up to 7.33% and averaging 1.94% and silver values up to 172 g/t and averaging 34.8 g/t.

Preliminary soil geochemical and induced polarization (IP) geophysical surveys were conducted along three lines, approximately 1 km long established at roughly 500 m intervals perpendicular to the ridge.  Seventy-four soil samples were collected along the lines at 25 m spacings within the arc of the ridge and at 50 m intervals along the flats at its base.  The strongest response for lead, zinc and silver was obtained from the central line.  A continuous series of samples representing a width of 150 m yielded lead values >250 ppm (to 1.78%), zinc values >300 ppm (to 2.10%) and silver values >1 g/t (to 17.1 g/t). The preliminary pole-dipole IP survey identified a broad chargeability high that was most prominent on one line with chargeability values over 40 mV/V. This response likely indicates the presence of significant sulphides at depth.

Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth, likely identified by the IP survey described above. Although the work at the Santa Isabela property to date is preliminary in nature, it has identified an interesting and prospective CRD style target. Grades associated with the mineralization sampled are consistent with CRD style mineralization from the districts within the Mexican CRD Belt. The most notable of which is the nearby Conception del Oro mining district which is thought to have produced in excess of 40 Mt reportedly grading 12.8% Zn, 5.8% Pb, 275 g/t Ag, up to 1.5 g/t Au and up to 1.5% Cu. Western Silver Corporation has recently released a new resource estimate for its Penasquito deposit, located immediately west of the Concepcion del Oro camp, with a total measured and indicated sulphide resource of 309.75 Million tonnes grading 31.56 g/t Ag, 0.31% Pb and 0.78% Zn.

Samples were collected under the supervision of Bill Wengzynowsi, P.Eng., president of the consulting firm Archer Cathro and Associates (1981) Ltd., and Morgan Poliquin, M.Sc., P.Eng., a director of Almaden, and the qualified person on the project under the meaning of National Instrument 43-101. Samples were analysed at ALS Chemex Labs of North Vancouver, B.C., using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden currently has 11 active joint ventures, including 7 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them. Almaden is seeking a joint venture partner to advance the Santa Isabela property under similar terms to those of its present joint venture agreements.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  14 April 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Update: Exploration Joint Venture, Mexico

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has signed two amendments in order to extend its agreement with BHP Billiton World Exploration Inc. (BHP Billiton) to carry out grass roots exploration in a portion of Mexico for copper-gold deposits. The terms of the agreement outline two separate phases dependant upon success in the first phase.

The first phase of work is focused on grassroots exploration with Almaden as operator and consists of a minimum of US$50,000 to be spent in the first year of the joint venture. If both Almaden and BHP Billiton agree to acquire any properties discovered, BHP Billiton will have the option to carry out US$750,000 of work on each such property in order to earn a 51% interest in that property. After BHP Billiton has completed this expenditure each property would enter a joint-venture phase of exploration during which both Almaden and BHP Billiton would contribute US$750,000 for a total of US$1,500,000. If one party fails to contribute to this phase, it would be diluted to a 2% net smelter return royalty. After this joint-venture stage is complete and if both parties have maintained their interests by funding, BHP Billiton can then elect to earn an additional 19% interest, for a total of 70% in each project, by completing a feasibility study not to exceed US$25 Million for each project. A final 10% interest can be earned if BHP Billiton funds the property into production.

Since signing the original agreement in May, 2003, Almaden and BHP Billiton, under the operator ship of Almaden, have spent US$400,000 on a regional exploration program that covered a large area of Mexico considered prospective for copper-gold deposits. This program resulted in the identification of a smaller area where copper-gold mineralization has been identified that is considered highly prospective for porphyry copper-gold systems. This new smaller area is now the area of influence for the ongoing joint venture and is the focus of the new exploration program. This program will consist of geochemical stream sediment sampling and prospecting and will begin immediately.

As part of the new agreement BHP Billiton has relinquished any and all rights to six projects identified and staked by Almaden during the original exploration program. These properties include the Santa Isabela and Candy Ag-Pb-Zn prospects, Coahuila State, the Saby and Fierro Au prospects in San Luis Potosi State and the Zapotec and Tuligtic Au-Ag and Au-Ag-Cu prospects in Puebla State. All projects are now held 100% by Almaden. Results and future plans for these projects will be reported by Almaden in the near future.

The agreement with BHP Billiton has helped Almaden to aggressively pursue an already successful generative grassroots exploration program for copper-gold deposits in an area with little modern exploration. Almaden has been active in Mexico since the favourable changes in foreign investment legislation in 1991. Since that time Almaden has had one of its projects reach production and has formed numerous joint ventures to explore properties acquired. At present Almaden has five active joint ventures in Mexico. [BHP Billiton is the world's largest diversified natural resources company. Created in June 2001 through the Dual Listed Companies merger of Australian listed BHP Limited and UK listed Billiton Plc, BHP Billiton occupies industry leader, or near leader positions in major commodity businesses including aluminium, energy coal, metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals. BHP Billiton also has substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver. BHP Billiton employs around 35,000 people in more than 20 countries and is headquartered in Melbourne, Australia.]

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

____________________

Morgan Poliquin, Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

YUKON BUSINESS CORPORATIONS ACT (YUKON)
(Sections 107, 114, and 290) Form 1-03

     NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1.	Name of Corporation: REPUBLIC RESOURCES INC.

2.	Corporate Access Number: 25839

3.	Notice is given that on the 1st day of March, 2005, the following person(s) were appointed Director(s):

	NAME	MAILING ADDRESS

	Morgan James Poliquin	2784 West 1st Avenue, Vancouver, BC V6K 1H3

4.	Notice is given that on the _____ day of ___________, _______, the following person(s) ceased to hold office as Director(s):

	NAME	MAILING ADDRESS

5.	The Officers of the Corporation as of this date are:

	NAME	OFFICES HELD

	James Duane Poliquin	President and Secretary

6.

DATE                                                                       SIGNATURE                                                          TITLE

March 22, 2005                               "Duane Poliquin"                                   President and Secretary
________________                     ______________________                        _________________________

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1.	Corporation Name:		REPUBLIC RESOURCES INC.

2.	Corporate Access Number:		25839

3	Corporation's registered office address is:

		200 - 204 Lambert Street, Whitehorse, YT	Y1A 3T2

4.	Corporation's mailing address is:		(Must be a Yukon address)

200 - 204 Lambert Street, Whitehorse, Yukon Y1A 3T2

5.	This report contains information as at:		April 25, 2005

6.	Corporation's registration date in the Yukon:		April 25, 1997

7.	Names and addresses of the directors are:

		James Duane Poliquin	Morgan James Poliquin
		1987 Acadia Road	2784 West 1st Avenue
		Vancouver, BC	Vancouver, BC
		V6T 1R4	V6K 1H3

8.	Names, addresses and office held of the officers are:

James Duane Poliquin
1987 Acadia Road
Vancouver, BC
V6T 1R4
President and Secretary

9.	All filings required by the Business Corporations Act (Yukon) have been made relating to any change in:

	(a)	Directors,
	(b)	Registered Office Address,
	(c)	Attorney(s)
	(d)	The constating documents of the Corporation.

CERTIFIED correct as at the 25th day of April, 2005.

Duane Poliquin			President and Secretary

Authorized Signatory			Title

CAMPION MACDONALD